Exhibit (a)(5)(E)

Case 8:18-cv-01514-GJH Document 1 Filed 05/25/18 Page 1 of 21

UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF MARYLAND

Case No.:
JEROEN VAN POECK,
Loofblommestraat 41	COMPLAINT
9051 Gent, Belgium
DEMAND FOR JURY TRIAL

Plaintiff, v.

MTGE INVESTMENT CORP. 12th Floor
Two Bethesda Metro Center
Bethesda, MD 20814
Montgomery County, MD

RANDY E. DOBBS 12th Floor
Two Bethesda Metro Center
Bethesda, MD 20814
Montgomery County, MD

JULIA L. CORONADO 12th Floor
Two Bethesda Metro Center
Bethesda, MD 20814
Montgomery County, MD

ROBERT M. COUCH 12th Floor
Two Bethesda Metro Center
Bethesda, MD 20814
Montgomery County, MD

ANNALY CAPITAL MANAGEMENT, INC.,
1211 Avenue of the Americas New
York, NY 10036

MOUNTAIN MERGER SUB CORPORATION
1211 Avenue of the Americas New
York, NY 10036

Defendants.

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COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff Jeroen Van Poeck (“Plaintiff”), by his undersigned attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

INTRODUCTION

1. Plaintiff brings this action against MTGE Investment Corp., (“MTGE” or the “Company”) and MTGE’s Board of Directors (collectively, the “Board” or the “Individual Defendants,” as further defined below) for violations of Section 14(e) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. §§ 78n(e) and 78t(a). Specifically, Defendants solicit the tendering of stockholder shares in connection with the proposed acquisition of the Company by Annaly Capital Management, Inc. (“Parent”), a Maryland corporation, and its direct wholly owned subsidiary Mountain Merger Sub Corporation (“Merger Sub”)(together with Parent, “Annaly”), through a recommendation statement filed with the U.S. Securities and Exchange Commission (the “SEC”), that omits material facts necessary to make the statements therein not false or misleading. Stockholders need this material information to decide whether to tender their shares or pursue their appraisal rights.

2. On May 2, 2018, the Company announced that it had entered into a definitive agreement (the “Merger Agreement”), by which Annaly would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of MTGE common stock for consideration to be paid in cash and shares of Annaly common stock (the “Merger Consideration”), in a transaction valued at approximately $900 million (the “Proposed Transaction”). Pursuant to the terms of the Merger Agreement, for each share of MTGE common stock validly tendered in the exchange offer or converted pursuant to the second-step merger described below, MTGE shareholders may elect to receive: (a) $9.82 in cash and 0.9519 shares of Annaly common stock; (b) $19.65 in cash (the “Cash Consideration Option”); or (c) 1.9037 shares of Annaly common stock (the “Stock Consideration Option”). The Tender Offer, commenced on May 16, 2018, and is set to expire at one minute after at 5:00 p.m., Eastern Time, on June 18, 2018.

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3. In connection with the commencement of the Tender Offer, on May 16, 2018, the Company filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement is materially deficient and misleading because, inter alia, it omits to disclose material information concerning: (i) the Sales Process leading up to the Proposed Transaction; (ii) MTGE’s financial projections; (iii) conflicts of interest involving Barclays Capital Inc. (“Barclays”). Without this material information, MTGE stockholders will be forced to decide whether or not to tender their shares based upon materially incomplete and misleading information. The failure to adequately disclose such material information constitutes a violation of §§ 14(e) and 20(a) of the Exchange Act.

4. For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

JURISDICTION AND VENUE

5. The claims asserted herein arise under §§ 14(e) and 20(a) of the Exchange Act, 15 U.S.C. § 78aa. The Court has subject matter jurisdiction pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. The Court has personal jurisdiction over each of the Defendants because each conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

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7. Venue is proper in this District under § 27 of the Exchange Act, 15 U.S.C. §78aa, as well as pursuant to 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) MTGE maintains its principal place of business in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District; (iii) a substantial portion of the transactions and wrongs complained of herein, occurred in this District; (iv) most of the relevant documents pertaining to Plaintiff’s claims are stored (electronically and otherwise), and evidence exists, in this District; and (v) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

8. Plaintiff is, and has been at all relevant times, the owner of shares of MTGE common stock.

9. Defendant Randy E. Dobbs (“Dobbs”) is the Chair and Lead Independent Director of MTGE. He has served as a director of the Company since 2011.

10. Defendant Julia L. Coronado (“Coronado”) has served as a director of the Company since 2016.

11. Defendant Robert M. Couch (“Couch”) has served as a director of the Company since 2011.

12. Defendants Couch, Coronado, and Dobbs are collectively referred to herein as the “Board” or the “Individual Defendants.”

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13. Defendant MTGE is a corporation organized and existing under the laws of the State of Maryland. The Company maintains its principal executive offices at 2 Bethesda Metro Center, Bethesda, MD 20814. MTGE common stock is traded on the NASDAQ under the ticker symbol “MTGE.” Defendant MTGE and the Individual Defendants are referred to herein as the Defendants.”

14. Defendant Merger Sub, is a Maryland corporation and a direct wholly-owned subsidiary of Parent, and is a party to the Merger Agreement. Defendant Merger Sub is named as a defendant herein solely for the purpose of providing full and complete relief.

15. Defendant Parent is a Maryland corporation, and is a party to the Merger Agreement. Annaly is a leading diversified capital manager that invests in and finances residential and commercial assets. The company is publically traded on the New York Stock Exchange under the ticker symbol “NLY,” and it maintains its headquarters at 1211 Avenue of the Americas New York, NY 10036. Annaly is named as a defendant herein solely for the purpose of providing full and complete relief.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background

16. MTGE is externally managed, meaning that all of its day-to-day operations and affairs are managed by a third-party manager, MTGE Management, LLC (the “Manager”), a Delaware limited liability company. Pursuant to a management agreement dated July 1, 2016 (the “Management Agreement”), the Manager provides MTGE with executive officers and other services and personnel. The Manager is wholly owned by AGNC Investment Corp. (“AGNC”), who owns approximately 5.7% of MTGE’s outstanding common stock.

17. On February 22, 2018, following informal contact between representatives of Annaly and MTGE, Annaly delivered an unsolicited non-binding written proposal to MTGE that contemplated an acquisition of 100% of MTGE’s capital stock for a mix of cash and Annaly common stock.

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18. Four days later, MTGE’s board held a telephonic meeting to discuss the process for determining whether to continue as an independent company or to pursue a strategic transaction. Central to these discussions was the Management Agreement. In light of the fact that Annaly, or another acquirer, would likely plan to terminate MTGE’s management relationship with the Manager, MTGE would be obligated to pay a termination fee of approximately $42 million to the Manager pursuant to the termination provisions of the Management Agreement. This sizable sum, led the independent directors to discuss the possibility that AGNC, as the parent entity of MTGE’s external manager, would be a logical acquirer of the company and may have interest in making an acquisition proposal if MTGE were to consider a strategic transaction. Given the potential conflicts of interest of AGNC and Mr. Kain, the independent directors also discussed the formation of a special committee of our board consisting of the independent directors to evaluate the Annaly February 22 Proposal and other strategic alternatives.

19. On March 15, 2018, the board, including Gary Kain, who at the time was serving in a dual capacity as MTGE’s Chief Executive Officer and a member of its board in addition to his position as the Chief Executive Officer of AGNC and a member of the AGNC board of directors, unanimously approved the formation of a special committee of independent directors comprised of Defendants Dobbs, Coronado, and Couch (the “Special Committee”).

20. On March 23, 2018, Annaly submitted an updated non-binding written proposal to Mr. Dobbs providing additional detail on the terms on which Annaly would be prepared to acquire MTGE in an all-cash transaction for 95% of MTGE’s book value per share, which equated to $19.71 per share based on MTGE’s book value per share of $20.75 as of December 31, 2017.

21. On March 29, 2018, the Special Committee engaged Barclays as its financial advisor in connection with the consideration of a potential strategic transaction. Following the engagement of the financial advisor, the Special Committee worked closely with Barclays to negotiate and analyze Annaly’s bid, and to continue its consideration of the various alternatives.

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22. On April 10, 2018, Annaly delivered an updated non-binding written proposal to MTGE that increased Annaly’s proposed price to approximately 98.0% of the book value of MTGE’s common stock (which equated to $20.33 per common share net of expenses based on MTGE’s book value per share as of December 31, 2017), and included assurances that Annaly would bear the full cost of the $42 million management termination fee and up to $20 million of additional

23. The following day, April 11, 2018, the Special Committee reviewed Barclays updated valuation analysis of MTGE as well as Annaly’s latest proposal, including the desirability and relative value of a stock consideration component and the potential for a higher after-tax return for shareholders. Following this review, the Special Committee instructed Barclays to contact AGNC again to encourage it to make an alternative proposal, and to reach out to other potential acquirers.

24. Barclays went to work immediately. On April 11, 2018, Barclays reached out to two large REITs (“Company A” and “Company B”, respectively) whom Barclays considered would be the most interested and able to engage in a potential strategic transaction. While Company A declined to pursue an acquisition of MTGE based on its relationship with AGNC, Company B expressed an interest in pursuing an acquisition of MTGE. At MTGE’s direction, Barclays also contacted AGNC, who indicated that it would respond with a proposed valuation of MTGE’s common stock by April 13, 2018.

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25. The following day, AGNC delivered a non-binding written proposal to Barclays to acquire 100% of the shares of MTGE common stock at 95% of the book value of MTGE’s common stock, which represented a price of $19.72 per share net of the termination fee and other expenses based on the book value of MTGE’s common stock as of December 31, 2017. Following further discussions between representatives of AGNC and MTGE, AGNC indicated a willingness to increase its price to 96.0%-96.5% of book value contingent upon the satisfaction of certain conditions. That same day, Company B presented a verbal proposal based on deal consideration comprised 100% of stock of the acquirer, that would likely require a vote of the stockholders of both Company B and MTGE as a condition to closing.

26. Unsatisfied with either offer, the Special Committee directed Barclays to explore an exclusivity arrangement with Annaly, and on April 16, 2018, MTGE and Annaly signed a confidentiality agreement that included mutual confidentiality restrictions, mutual standstill covenants and a 14-day exclusive negotiating period consistent with the terms authorized by the MTGE special committee.

27. Over the next two weeks, Annaly and MTGE, and their respective representatives, continued to conduct due diligence and negotiate the terms of the Merger, and on April 25, 2018, after no new unsolicited proposals had been received from AGNC, Company A, Company B or any other party since MTGE entered into exclusive negotiations with Annaly, MTGE agreed to Annaly’s request to extend exclusivity for seven additional days to May 7, 2018.

28. However, the following day, AGNC delivered an updated unsolicited non-binding written proposal to Barclays that increased its price to 98.25% of book value, which equated to $19.50 per share net of the termination fee and other expenses based on the $19.85 book value of MTGE’s common stock as of April 19, 2018 (the “AGNC April 26 Proposal”). Although the AGNC April 26 Proposal was higher than Annaly’s current proposal, neither the Special Committee nor its advisors were permitted to engage with AGNC with respect to the April 26 Proposal because MTGE was under exclusivity with Annaly.

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29. Immediately following the receipt of the AGNC April 26 Proposal, Barclays contacted Annaly to inform them that MTGE had received an unsolicited offer from AGNC with a higher price.

30. On April 29, 2018, the Special Committee held a telephonic meeting, at which time, Barclays informed the Special Committee that it had just received an enhanced verbal proposal from Annaly to increase its price from 98.0% to 100% of the book value of MTGE’s common stock based on a consideration mix of cash (50%) and Annaly common stock (50%) (the “Annaly April 29 Proposal”). Barclays informed the MTGE special committee that the Annaly April 29 Proposal was $0.35 per share higher than the AGNC April 26 Proposal after adjusting both prices to reflect a $19.75 per fully diluted share book value valuation as of March 31, 2017. Barclays also informed the MTGE special committee that Annaly was keenly focused on signing the merger agreement and announcing the transaction prior to its earnings call scheduled for the morning of May 3, 2018. To facilitate that timetable, Annaly was also prepared to negotiate the Management Agreement amendment with the Manager and deliver a termination notice after the merger agreement was signed and announced.

31. With Annaly once again representing the superior offer, Annaly and MTGE, and their respective representatives, moved quickly to conclude outstanding due diligence issues and finalize the terms of the Merger, and on May 2, 2018, the parties reached an agreement on a number of outstanding terms, including the Merger Consideration and the termination fee.

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32. With the framework of the Merger Agreement in place, on the morning of May 2, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays attending, in order to review the sales process and its financial analysis of the proposed economic terms. Following the presentation of Barclays’s fairness opinion, the Special Committee unanimously approved the Merger Agreement and the Proposed Transaction.

33. That same day the independent directors of the Board, following the recommendation of the Special Committee, determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, were advisable to, and in the best interests of MTGE and its stockholders, and resolved to recommend that the stockholders of MTGE tender their shares in connection with the offer.

34. Following the board meeting, the definitive merger agreement was executed and publicly announced on the afternoon of May 2, 2018 after the close of the market.

The Proposed Transaction

35. In a press release dated May 2, 2018, MTGE announced that it had entered into a Merger Agreement with Annaly pursuant to which Annaly will commence a Tender Offer to acquire all of the outstanding shares of MTGE.

36. The press release states in pertinent part:

NEW YORK & BETHESDA, Md.—(BUSINESS WIRE)—Annaly Capital Management, Inc. (“Annaly”) (NYSE:NLY) and MTGE Investment Corp. (“MTGE”) (Nasdaq:MTGE) today announced the signing of a definitive merger agreement under which Annaly will acquire MTGE for consideration to be paid in cash and shares of Annaly common stock, which values MTGE at $19.65 per share of MTGE common stock based upon the closing price of Annaly common stock on April 30, 2018. The value of the consideration represents a premium of approximately 12% to the 60-day volume-weighted average price of MTGE common stock ending on April 30, 2018.

Subject to the terms and conditions of the merger agreement, a wholly-owned subsidiary of Annaly will commence an exchange offer to acquire all outstanding shares of MTGE common stock. For each share of MTGE common stock validly tendered in the exchange offer or converted pursuant to the second-step merger described below, MTGE shareholders may elect to receive: (a) $9.82 in cash and 0.9519 shares of Annaly common stock; (b) $19.65 in cash (the “Cash Consideration Option”); or (c) 1.9037 shares of Annaly common stock (the “Stock

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Consideration Option”). MTGE shareholders who elect the Cash Consideration Option or Stock Consideration Option will be subject to proration, in each of the exchange offer and the subsequent second step merger, so that the aggregate consideration will consist of approximately 50% of Annaly’s common stock and approximately 50% in cash. In addition to the above consideration, Annaly would assume the existing notional $55 million in MTGE 8.125% Series A cumulative redeemable preferred stock.

The transactions contemplated by the merger agreement, including the exchange offer and the merger, have been approved by the Board of Directors of Annaly and approved by the Board of Directors of MTGE upon the recommendation of the Special Committee of the MTGE Board of Directors, which is comprised entirely of independent directors (the “MTGE Special Committee”).

“This transaction is another milestone in Annaly’s successful history as a disciplined, market leading consolidator,” commented Kevin Keyes, Chairman, CEO and President of Annaly. “The acquisition of MTGE adds complementary assets across three of our four businesses, deepens the breadth of our investment alternatives, is accretive to earnings and provides immediate cost savings and efficiencies to shareholders. This strategic acquisition further enhances our capital base to support continued growth of our investment platforms and creates tremendous value for both of our companies’ shareholders. This marks our third transformative acquisition and solidifies Annaly’s position as the market leader in our industry.”

Randy Dobbs, Chairman and Lead Independent Director of MTGE, said: “We are excited to have reached an agreement with Annaly for the sale of our company and expect that our shareholders will benefit from the increased diversification, scale and liquidity of the Annaly platform.”

Transaction Highlights

•	Enhances the scale, liquidity and access to capital of Annaly’s platform: A pro-forma equity base of over $14 billion supports the continued growth of all investment businesses

•	Increases investment diversification and optionality: MTGE’s portfolio, which consists of agency and non-Agency residential mortgage backed securities and investments in triple net-leased healthcare real estate, is complementary to Annaly’s existing businesses and expands the number of investment options to 37, furthering Annaly’s ability to pivot as market dynamics change. Pro forma for the transaction, Annaly will have 27% of its capital allocated to credit assets

•	Accretive to earnings: Transaction is expected to be accretive to Annaly’s core earnings per share in 2018 and is aligned with Annaly’s current risk profile and capital allocation strategy

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•	Enables MTGE shareholders to benefit from a more efficient operating platform: Through ownership of Annaly common stock received in conjunction with the transaction, MTGE’s shareholders will benefit from significant and tangible cost efficiencies generated by Annaly’s scalable operating model as well as participate in upside of shares of Annaly stock

•	Reinforces Annaly’s stature as industry leader: Acquisition of MTGE further reinforces Annaly as the largest and most liquid diversified mortgage REIT in the world and would represent Annaly’s 3rd successful acquisition since 2013, with a combined value of approximately $3.3 billion

•	Provides a meaningful premium to MTGE’s common stock price: The value of the consideration represents a premium of approximately 12% to the 60-day volume-weighted average price of MTGE’s common stock ending on April 30, 2018 based upon the closing price of Annaly common stock on April 30, 2018

•	MTGE shareholders may elect between cash and stock consideration or a combination of both: MTGE shareholders will have an ability to elect between cash and stock consideration (or a combination of both cash and stock consideration), subject to proration rules such that the aggregate transaction consideration will consist of approximately 50% of Annaly’s common stock and approximately 50% in cash

Prior to closing, each of Annaly and MTGE will declare for their respective shareholders a pro rata common dividend based on its last regular quarterly dividend declared prior to closing and the number of days elapsed since the record date for the most recent quarterly dividend, as of the day immediately prior to the closing date.

The exchange offer is subject to customary closing conditions, including the tender for exchange of a majority of all then outstanding shares of MTGE common stock when added to any shares of MTGE common shares owned by Annaly and its wholly-owned subsidiary. Following completion of the exchange offer, the parties will promptly effect a second-step merger without the approval of MTGE shareholders under Maryland law pursuant to which all remaining shares of MTGE common stock not tendered in the exchange offer will be converted into the right to receive the same consideration as in the exchange offer, with the same election options and subject to the same proration rules. The transaction is expected to close during the third quarter of 2018.

Wells Fargo Securities, LLC and Sandler O’Neill + Partners, L.P. served as financial advisors to Annaly, and Wachtell, Lipton, Rosen & Katz served as legal counsel to Annaly. Barclays Capital Inc. served as financial advisor to the MTGE Special Committee, and Cooley LLP served as legal counsel to the MTGE Special Committee.

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The Recommendation Statement Misleads MTGE Stockholders by Omitting Material Information

37. As noted previously, on May 16, 2018, the Company filed the Recommendation Statement with the SEC in support of the Tender Offer commenced by Annaly. As alleged below and elsewhere herein, the Recommendation Statement contains material misrepresentations and omissions of fact that must be cured to allow MTGE stockholders to make an informed decision with regarding tendering their shares. Designed to convince shareholders to tender their shares, the Recommendation Statement is rendered misleading by the omission of critical information concerning: (i) the sales process leading up to the Proposed Transaction; (ii) MTGE’s financial projections; and (iii) conflicts of interest involving Barclays. This material information directly impacts the Company’s expected future value as a standalone entity, and its omission renders the statements made materially misleading and, if disclosed, would significantly alter the total mix of information available to MTGE’s stockholders.

Material Omissions Relating to the Sales Process

38. With regard to the omission of material information relating to the sale process leading up to the Proposed Transaction, the Recommendation Statement indicates that the Board formed a Special Committee composed of Defendants Dobbs, Coronado, and Couch, and delegated to the Special Committee the authority to consider whether to pursue a strategic transaction with Annaly or other interested parties or remain independent, to negotiate the terms and conditions of a possible transaction, to reject or recommend to our board for approval of a possible transaction, and to engage legal and financial advisors. However, the Recommendation Statement implies that the Special Committee differed from, and had separate powers from the Board as a whole, when in reality the Special Committee and the Board were synonymous. Thus,

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by omitting to disclose whether the Special Committee had a charter or other formative document, and by further failing to disclose the reasoning behind the decision to appoint a special committee comprised of the same members as the entire Board, the Recommendation Statement is rendered materially misleading.

39. The omission of this information renders statements in the “Background of the Offer and the Merger” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Financial Forecasts

40. The Recommendation Statement discloses certain financial forecasts for the Company on page 23 of the Recommendation Statement, but fails to provide material information concerning the Company’s financial forecasts, which were developed by the Company’s management and relied upon by the Board, and the Special Committee, in recommending that the shareholders vote in favor of the Proposed Merger.

41. Specifically, the Recommendation Statement provides values for a non-GAAP (Generally Accepted Accounting Principles) financial metric labeled as “Net Spread, Dollar Roll and Healthcare Income, excluding “catch up” amortization,” but fails to provide: (i) any of the line items used to calculate this non-GAAP measures, nor (ii) a reconciliation of this non-GAAP metrics to its most comparable GAAP measures. Nowhere in the Recommendation Statement is this term fully defined, nor does the Recommendation Statement provide a formula for how this metric is calculated.

42. Although the Recommendation Statement attempts to downplay the significance and materiality of these projections, this limited and highly unusual disclosure of this non-GAAP financial metric is materially misleading. As evidenced by MTGE’s First Quarter 2018 Financial Results, similar Non-GAAP financial metrics are routinely reconciled to corresponding GAAP

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metrics. Thus, to cure the materially misleading nature of the forecasts as a result of the omitted information on page 23, Defendants could – and should – provide a reconciliation table of the non-GAAP measures to the most comparable GAAP measures. Without this additional information, the projections provided are themselves inherently misleading.

43. At the very least the Company must disclose the line item forecasts for the financial metrics that were used to calculate the aforementioned non-GAAP measures. Such forecasts are necessary to make the non-GAAP forecasts included in the Recommendation Statement not false and/or materially misleading in contravention of the Exchange Act, because non-GAAP metrics are non-standardized and different companies formulate non-GAAP metrics differently.

44. Defendants failed to disclose the financial projections of MTGE for Q2 2018 to 2020 for: (a) total assets; (b) book value; (c) tangible book value; (d) interest income (and its sub-components), including agency securities, non-agency securities and other; (e) interest expense; (f) net interest income; (g) dollar roll income; (h) healthcare real estate (and its sub-components), including healthcare real estate income and healthcare real estate expense; (i) total operating expenses (and its sub-components), including management fees and G&A expenses; and (j) net income.

45. Defendants also failed disclose the financial projections of Annaly for Q2 2018 to Q3 2019 for: (a) total assets; (b) book value; (c) tangible book value; (d) interest expense; (e) net interest income; (f) compensation and management fee; (g) other general and administrative expenses; and (h) net income.

46. Based on the foregoing, MTGE public shareholders lack critical information necessary to evaluate whether the Proposed Transaction truly maximizes shareholder value and serves their interests. Moreover, without the key financial information and related disclosures, MTGE public shareholders cannot gauge the accuracy and reliability of the financial analyses performed by Barclays, and whether they can reasonably rely on their respective fairness opinions.

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Potential Conflicts on the Part of Barclays

47. The Recommendation Statement provides that “in the past two years, Barclays has not performed any investment banking and financial services for MTGE or Annaly for which it has earned investment banking fees.”

48. This statement is materially misleading. The Recommendation Statement must disclose whether Barclays performed any work for MTGE or Annaly for which it received any fees. The current statement leaves open the possibility that Barclays may have received fees from either MTGE or Annaly for performing work other than “investment banking and financial services.” Moreover, the current statement leaves open the possibility that Barclays may have earned fees other than “investment banking fees” from MTGE or Annaly. Without full disclosure of any work done by Barclays for MTGE or Annaly in the last two years, and any fees received for such work, stockholders may be materially mislead as to Barclays’ potential conflicts of interest. Such disclosure should also include.

49. Item 1015 of Reg M-A plainly requires the disclosure of “any compensation received or to be received as a result of the relationship between” a financial advisor and the subject company or its affiliates. 17 C.F.R. § 229.1015(b)(4). The current disclosure, with respect to both MTGE and Annaly, is misleading and must be corrected. Failure to include information required by SEC regulation renders the Recommendation Statement materially misleading.

50. Without disclosure of the above referenced information, the Recommendation Statement violates SEC regulations and materially misleads MTGE stockholders. Accordingly, Plaintiff seeks, among other things, the following relief: (i) enjoinment of the Proposed Transaction; or (ii) rescission of the Proposed Transaction in the event that it is consummated and to recover damages resulting from Defendants’ misconduct.

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CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(e) of the

Securities Exchange Act of 1934

51. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

52. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. § 78n(e).

53. As discussed above, MTGE filed and delivered the Recommendation Statement to its stockholders, which defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

54. Defendants violated § 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

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55. The Recommendation Statement was prepared, reviewed and/or disseminated by defendants. It misrepresented and/or omitted material facts, in connection with the Merger as set forth above.

56. In so doing, defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Recommendation Statement, defendants were aware of this information and their obligation to disclose this information in the Recommendation Statement.

57. The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

58. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

59. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

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COUNT II

Against the Individual Defendants for

Violations of § 20(a) of the 1934 Act

60. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

61. The Individual Defendants acted as controlling persons of MTGE within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of MTGE and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

62. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

63. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Recommendation Statement.

Case 8:18-cv-01514-GJH Document 1 Filed 05/25/18 Page 20 of 21

64. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

65. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) of the 1934 Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring that the Recommendation Statement is materially false or misleading;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff rescissory damages;

(D) directing that Defendants account to Plaintiff for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties.

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Case 8:18-cv-01514-GJH Document 1 Filed 05/25/18 Page 21 of 21

Dated: May 25, 2018	LEVI & KORSINSKY LLP

/s/ Donald J. Enright
Donald J. Enright
1101 30th Street, N.W., Suite 115
Washington, D.C. 20007
Telephone: (202) 524-4290
Facsimile: (202) 333-2121
Email: denright@zlk.com

Attorneys for Plaintiff